(formerly Gammon Lake Resources Inc.)
Management’s Discussion and Analysis
For the year ended December 31, 2007

March 31, 2008

This Management’s Discussion and Analysis has been prepared as of March 31, 2008, and should be read in conjunction with the consolidated financial statements of Gammon Gold Inc. (“the Company”) for the year ended December 31, 2007. The Company determined that its functional and reporting currency is the United States dollar, and as such, all results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

The Company is a growth-oriented mid-tier gold and silver production and exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company completed construction of its Ocampo mine in Chihuahua State, Mexico, announcing commercial production in January, 2007. In August, 2006, the Company acquired 100% of Mexgold Resources Inc., which added the El Cubo and Las Torres active gold and silver mines in Guanajuato State, Mexico along with the Guadalupe y Calvo advanced exploration development property

Highlights

  Results:

–

Total production of 121,387 gold ounces and 5,035,704 silver ounces or 218,734 gold equivalent ounces at an annual cash cost per ounce of $650.

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Revenues from mining operations of $152.1 million compared to $64.2 million in 2006 reflecting an average annual gold selling price of $698.91 per ounce and silver selling price of $13.42 per ounce.

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Net loss per share of $(0.90) compared to 2006 net loss per share of $(0.29).

–

Cash used in operations was $34.2 million compared to $20.0 million used in 2006. After adjustments for changes in non-cash working capital, funds used in operations were $15.7 million in 2007 compared to a $4.4 million contribution in 2006.

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In late 2007, the Company’s Management Team designed and implemented a Turn-Around Operational Optimization Strategy (see “Post-2007 Balance Sheet Highlights”).

  New Executive Management Team:

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Mr. Rene Marion was appointed Chief Executive Officer on October 25, 2007. Mr. Marion brings over 22 years of international mining experience to the Company, having most recently held the position of Chief Operating Officer (seconded from Barrick Gold) with Highland Gold Mining Ltd.

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On January 25, 2008, the Company announced the appointment of Mr. Scott Perry as Chief Financial Officer. Mr. Perry brings over 11 years of international mining experience to the Company having most recently held the position of Chief Financial Officer (seconded from Barrick Gold) with Highland Gold Mining Ltd.

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Mr. Russell Tremayne was appointed Chief Operating Officer on January 25, 2008. Mr. Tremayne brings over 35 years of international mining experience throughout the world to the Company, with the majority of that time in senior leadership roles. Most recently, Mr. Tremayne held the position of Director of Operations with Highland Gold Mining Ltd.

  Post-2007 Balance Sheet Highlights:

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The Company’s Turn-Around Strategy is underway with encouraging results achieved on the Company’s targeted cost reduction and productivity initiatives, as disclosed in the Company’s February Key Performance Indicator Press Release:

  Increased production over January and average monthly production over Q4;

  Reduced consolidated cash costs over January and ongoing improvement over Q4’s average cash costs;

1

Management’s Discussion & Analysis

Increased cash flow performance over January and ongoing improvements in average cash flow performance over Q4; and, More than sufficient cash generation resulting in an accelerated debt facility principal reduction payment of $2.1M.

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The Company strengthened its liquidity position when the Company’s lenders under its $60 million revolving credit facility agreed, subject to the Company providing a satisfactory mine plan and updated reserve statements, to remove all restrictions that limit access to the final $12.5 million portion of this facility such that the Company will now have access to the full facility.

–

In March 2008 Gammon announced encouraging drilling results at its Guadalupe y Calvo exploration project located in Chihuahua State, Mexico. Exploration diamond drilling recommenced on this project during Q4 2007 as part of a 15- hole (2,400 metre) exploration drilling program. Upon the completion of this drilling program, expected to be in Q2 2008, the Company will complete a scoping study in order to determine the next steps for this property.

–

The Company remains on target to produce in the low end of the targeted range of 56,000 to 62,000 gold equivalent ounces during Q1 2008, at total cash costs that are considerably lower than the originally estimated cash costs for Q4 2007, namely $580 to $600 per gold equivalent ounce.

–

The Company will be providing an update on 2007 year end reserves and resources along with the 2008 production and total cash cost guidance together with a 3-year outlook, at the end of Q1 2008.

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company’s associated documents including its Annual Information Form at www.sedar.com or on the Company’s website at www.gammongold.com.

Growth Strategy

Gammon Gold Inc. is committed to responsibly operating and organically growing a precious metals company while balancing the needs of all our stakeholders.

Gammon’s growth strategy is to increase its production profile and reserve base through:

  Expansion opportunities at Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

  In the latter half of 2008, the Company is aggressively planning to expand the exploration programs at Ocampo and El Cubo; and,

  Pending the results from the Guadalupe y Calvo exploration program during the first half of 2008, the Company also plans to aggressively advance the exploration program during the second half of 2008. Further, as the exploration program is only focusing on 1 kilometre of the 3 kilometres of identified potential, the Company believes that there is exploration upside yet to be delineated.

2

Management’s Discussion & Analysis

Summarized Annual Financial Results

The following selected information has been extracted from the Company’s audited consolidated financial statements for the fiscal years in question.

	Year ended	Year ended	5 months ended
	December 31, 2007	December 31, 2006	December 31, 2005 (1)
Revenue from mining operations	$152,058,628	$64,235,896	$Nil
Production costs, excluding amortization and depletion	$140,302,718	$37,943,583	$Nil
Gold ounces sold	121,107	67,477	-
Silver ounces sold	5,027,983	1,888,324	-
Gold equivalent ounces sold (2)	218,200	105,181	-
Average realized gold price (per oz)	$698.91	$606.99	-
Average realized silver price (per oz)	$13.42	$12.18	-
Gold equivalency rate (silver oz equal to one gold oz)	52	50	-
Net loss	($101,313,968)	($25,308,401)	($9,614,241)
Net loss per share, basic and diluted (3)	($0.90)	($0.29)	($0.13)
Cash flows used in operations	($34,191,890)	($20,026,019)	$3,466,010
Total cash costs (per gold equivalent ounce) (4)	$650	$366	$Nil
Total assets	$753,952,111	$716,321,415	$222,183,833
Total long-term financial liabilities	$1,333,614	$63,607,600	$39,587,505
Cash dividends declared	$Nil	$Nil	$Nil

(1)	In 2005, the Company changed its year end from July 31st to December 31st.
(2)	Gold equivalent ounces are calculated based on actual sales.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 16.

Review of Annual Financial Results

2007 represented the Company’s first full year of commercial production at our Ocampo operation. Together with a full twelve months of production contributions from the El Cubo operation, which was fully consolidated following the August 8, 2006 acquisition of Mexgold Resources Inc. (“Mexgold”), the Company reported annual production of 121,387 gold ounces and 5,035,704 silver ounces, or 218,734 gold equivalent ounces which compares to 67,477 ounces of gold and 1,888,324 silver ounces or 105,181 gold equivalent ounces in the prior year. The Company’s increased gold and silver production profile was due to the ramped-up production profile at Ocampo, following the establishment of commercial operations in January 2007 and the full twelve months of production contributions from El Cubo.

During 2007, the Company sold 121,107 gold ounces and 5,027,983 silver ounces, or 218,200 gold equivalent ounces, at average gold and silver selling prices of $698.91 per ounce and $13.42 per ounce respectively for total revenues of $152.1 million. This compares to prior year sales of 67,477 gold ounces and 1,888,324 silver ounces, or 105,181 gold equivalent ounces, at average gold and silver selling prices of $606.99 per ounce and $12.18 per ounce respectively for total revenues of $64.2 million. Increased revenues are attributable to the increased gold and silver production and stronger market prices for gold and silver, which the Company fully participated in due to being entirely unhedged on all future production.

Production costs, excluding amortization and depletion, for the year ended December 31, 2007 were $140.3 million (year ended December 31, 2006 - $37.9 million). Ocampo’s cumulative production costs were significantly higher than the prior year due to the commencement of commercial operations in January 2007, resulting in close to a full twelve months of operational accounting, whereas in the prior year a large amount of expenditures were capitalized as pre-commissioning costs. El Cubo’s cost of sales increase was especially high due to the full inclusion of twelve months of accounting compared to 2006 where only five months of operating results were included, reflecting the August 8, 2006 acquisition date for Mexgold. Increased production costs were further negatively impacted by inflationary pressures at all of our operations, attributable to increased energy, material and manpower costs, together with operational start-up problems at the Ocampo operation resulting in operational inefficiency cost pressures.

3

Management’s Discussion & Analysis

The Company’s consolidated total cash cost per gold equivalent ounce increased to $650 per ounce versus $366 in the prior year, which was largely due to higher inflationary input costs across the entire Company and the operational efficiency start-up problems at Ocampo, the effects of which were further impacted by net realizable value and other inventory adjustments to Ocampo’s inventory valuations as well as severance expense charges associated with the Q4 workforce reduction at Ocampo. Included in the year-end total cash cost per ounce result was approximately $20 per ounce of fourth quarter charges taken as part of the Company’s year-end accounting closing process reflecting $13 per ounce of year-end inventory accounting expense to reduce the valuation for Ocampo gold-in-circuit mill inventory, $4 per ounce of pension adjustments required to accurately reflect future El Cubo employee social benefits payable under Mexican Social Security Legislation and $2 per ounce to reflect payroll and severance allowances arising from an El Cubo workforce downsizing initiative.

The net loss of $101.3 million was after a non-cash income tax adjustment of $43.1 million arising from the recently enacted Mexican Single Rate Tax law whereby certain future income tax loss carry forwards will not be utilized as previously anticipated, and employee severance expense charges of $4.4 million associated with reducing the Ocampo workforce by approximately 30% in the month of September 2007 and changes to the Executive Management Team. Excluding these items, the net loss for the year would have been $53.8 million compared to a net loss of $25.3 million in the prior year which would have equated to a net loss per share, basic and diluted, of $0.48 per share compared to $0.29 per share in the prior year. The increase in this adjusted net loss of $28.5 million over the prior year was primarily due to the increased cash costs described above.

After the income tax expense adjustment charge, inventory adjustments and the severance expense, the net after-tax loss for the year was $101.3 million compared to a net loss of $25.3 million in the prior year resulting in a net loss per share, basic and diluted, of $0.90 per share compared to $0.29 per share in the prior year.

Ocampo’s operational efficiency start-up issues together with increased inflationary operating cost pressures more than offset stronger metal prices received for gold and silver, resulting in a significantly reduced cash flow from operations contribution of a negative $34.2 million compared to a negative $20.0 million in the prior year. The non-existence of positive earnings and positive cash flow together with the Company’s turn-around operational status resulted in no dividends being declared in 2007, similar to the prior year.

In the fourth quarter of 2007, Gammon initiated a detailed operational asset review to address the start-up issues at Ocampo. As a result, an operational turn-around strategy was engineered for Ocampo, based on continuous efficiency improvement and cost reduction initiatives, to maximize the value of this cornerstone asset going forward. A similar operational review was also performed at El Cubo, resulting in the formulation of a company-wide turn-around strategy. The Company’s operational turnaround strategy is in place and the targeted improvements have been flowing through to the Company’s bottom line operational results in the latter parts of the fourth quarter and early 2008. The results to date have been disclosed through the monthly disclosures of key performance indicators that the Company committed to make to the market throughout the fourth quarter of 2007 and the first quarter of 2008.

The Company’s total assets of $753.9 million increased by $37.6 million relative to the prior year. This primarily represents capitalized development costs, and fixed asset purchases at our Ocampo and El Cubo operations together with capitalized exploration costs. The Company’s capitalized exploration costs largely represent expenditures at our advanced exploration project, Guadalupe y Calvo, where a diamond drilling program is underway, and at the completion of which the Company will complete a scoping study in order to determine the next steps for this advanced exploration property.

The Company continued to strengthen its liquidity position when during the second quarter of 2007, the Company completed a public offering of 10,000,000 common shares at $17.81 (C$20.00) per common share in Canada and the United States for gross proceeds of $178.1 million. (C$200 million). The Company used a significant portion of the equity issue proceeds to repay its $120 million debt facility. The remainder of the funds were employed to finance the commissioning of operations at Ocampo and development capital funding at El Cubo. In the fourth quarter of 2007, the Company finalized a $60 million revolving credit facility with the Bank of Nova Scotia and Bank of Montreal to replace the existing $20 million revolving facility.

4

Management’s Discussion & Analysis

Quarterly Financial Review

The following selected quarterly information has been extracted from the Company’s consolidated interim financial statements for the periods in question.

	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Revenue from mining operations	$39,699,932	$30,443,793	$38,414,989	$43,499,914	$34,381,498	$16,455,599	$11,507,809	$1,890,990
Production costs	$33,511,441	$33,957,197	$35,393,662	$37,440,418	$18,129,116	$12,698,143	$3,967,984	$3,148,340
Net loss	($20,728,989)	($44,835,395)	($25,487,704)	($10,261,880)	($3,291,590)	($15,115,410)	($2,215,076)	($4,686,325)
Net loss per share, basic and diluted (1)	($0.19)	($0.38)	($0.23)	($0.10)	($0.04)	($0.16)	($0.03)	($0.05)
Cash from (used in) operations	$2,704,381	($10,571,784)	($17,064,419)	($9,260,068)	$5,952,707	($16,323,982)	($2,051,352)	($7,603,392)
Gold ounces sold	28,665	25,104	31,006	36,332	33,866	17,112	13,672	2,827
Silver ounces sold	1,183,729	1,068,809	1,306,267	1,469,178	1,138,986	435,554	251,155	62,629
Gold equivalent ounces sold (2)	49,969	44,863	57,063	66,305	57,111	25,652	18,409	4,009
Average realized gold price (per oz)	$795.00	$678.97	$676.95	$655.67	$608.53	$604.42	$615.97	$560.68
Average realized silver price (per oz)	$14.32	$12.54	$13.34	$13.40	$12.54	$11.88	$11.45	$10.50
Gold equivalency rate (silver oz equal to one gold oz)	56	54	51	49	49	51	54	53
Total cash costs, per gold equivalent ounce (3)	$676	$764	$702	$575	$323	$500	$219	(4)
Cash dividends declared	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

(1)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors were anti-dilutive.
(2)	Gold equivalent ounces are calculated based on actual sales.
(3)	See the Non-GAAP Measures section on page 16.
(4)	The Company did not report cash costs per ounce in Q1 2006.

The Company announced the commencement of open pit mining and heap leach operations at the Ocampo location in January of 2006. In February 2006, the first gold-silver pour from the heap leach operations was announced, and in September 2006, the first pour from the mill facility was announced. Commercial production at Ocampo was announced in January 2007. On August 8, 2006, the Company acquired Mexgold Resources Inc., and therefore the results of the El Cubo mine are consolidated as of the third quarter of 2006.

Review of Fourth Quarter Financial Results

The fourth quarter of 2007 reflected improved performance at our cornerstone Ocampo operation attributable to improvements in mine productivity and underground dilution levels following the re-introduction of longhole mining, continued strengthening of key operational indicators such as daily mill tonnage, gold and silver recovery, mining equipment availability and stronger open pit production, all of which contributed to improved production and cost performance. As a result and relative to the third quarter of 2007, the Company reported improvements in production and cash costs in the fourth quarter. This trend is expected to continue in the coming quarters as these initiatives continue to gain traction. Improved productivity was driven by enhanced mining methods, the deployment of mining equipment as well as overall improved mine planning, development and improved equipment availability.

In Q4, 2007, the Company sold 28,665 ounces of gold and 1,183,729 ounces of silver, or 49,969 gold equivalent ounces compared to sales of 25,104 ounces of gold, 1,068,809 ounces of silver, or 44,863 gold equivalent ounces in Q3 2007 and sales of 33,866 ounces of gold, 1,138,986 ounces of silver, or 57,111 gold equivalent ounces in the prior year corresponding period.

5

Management’s Discussion & Analysis

Total revenues of $39.7 million in Q4 2007 were $9.3 million higher than in Q3 2007, reflecting stronger metal prices received for both gold and silver combined with increased gold and silver sales. Increased physical metal sales are largely due to the implementation of optimized mining methods at Ocampo which has positively impacted productivity with the operation reporting a significant increase in tonnes and gold/silver head grades due to lower dilution from the underground as a result of the reintroduction of longhole mining. Relative to the prior year corresponding period, total revenues were $5.3 million higher due to increased metal prices received for both gold and silver partially offset by lower equivalent gold metal production in Q4 2007 which was primarily attributable to lower head grades in Q4 2007 reflecting a lower availability of developed high grade mining areas at the Ocampo operation.

Cash costs per ounce in the fourth quarter were significantly higher than the prior year corresponding period as a result of the lower production but improved by $88 per gold equivalent ounce, or 11%, to $676 per gold equivalent ounce as compared to Q3 2007 as a result of improved mine and processing productivities resulting in the Company’s fixed cost base being spread over increased production units, the effects of which were partially impacted by $86 per ounce of charges taken as part of the Company’s year-end accounting closing process. Included in these year-end adjustments was approximately $57 per ounce to revise the valuation for Ocampo’s gold-in-circuit mill inventory as well as $17 per ounce of pension adjustments required to accurately reflect future El Cubo employee social benefits payable under Mexican Social Security Legislation. An additional $12 per ounce in charges was taken in Q4 to reflect payroll and severance allowances arising from the 2007 El Cubo workforce downsizing initiative. Excluding the above adjustments, the consolidated total cash cost per ounce result in Q4 was equal to the $590 per ounce as reported in the Company’s monthly December Key Performance Indicator press release.

The Company’s operational turn-around strategy targets a number of production and cost optimization initiatives which started to be realized in the fourth quarter of 2007 and are expected to continue to flow through to the Company’s bottom line operational results early 2008. The Company believes its reported production costs in 2007 are significantly higher than those expected in the future as the Company’s turn-around plan continues to deliver targeted improvements and results.

The fourth quarter net loss of $20.7 million improved significantly compared to the third quarter net loss of $44.8 million as the third quarter result included a non-cash income tax adjustment of $21.6 million arising from the recently enacted Mexican Single Rate Tax law, whereby certain future income tax loss carry forwards will not be utilized as previously anticipated. In addition, the Company’s fourth quarter net loss was favourably impacted by the stronger revenues associated with higher metal production and stronger metal prices received for both gold and silver and the lower cash cost per ounce performance.

Notwithstanding the improved net loss position, Ocampo’s below design capacity operational performance was more than offset by stronger production and stronger metal prices, resulting in a positive cash flow from operations of $2.7 million compared to negative operating cash flow of $10.6 million in Q3 2007 and a positive $6.0 million in the prior year. The improvements realised in Q4 2007 were more than offset by the underlying high cash cost operating structure resulting in operating cash flow performance being $3.3 million lower than the prior year corresponding period which is reflective of Ocampo’s productivity & efficiency issues that are now being addressed in the Company’s turnaround plan. The Q4 2007 cash flow from operations result was an improvement on the third quarter result and reflects the increased sales revenue performance and improved cost performance. Operational cash flow performance is expected to improve significantly in 2008 as a result of the detailed operational asset review carried out in the fourth quarter of 2007, which identified a number of continuous efficiency improvement and cost reduction initiatives. Targeted improvements have been flowing through to the Company’s bottom line operational results in the latter parts of the fourth quarter and early 2008 and are expected to result in further improved operational performance results in 2008.

6

Management’s Discussion & Analysis

Results of Operations

	2006	2007	2006	2007	2006
	Ocampo	El Cubo	El Cubo	Other	Other
Revenue from mining	$47,214,146	$44,225,600	$17,021,750	-	-
operations
Gold ounces produced	51,748	33,740	15,729	-	-
Silver ounces produced	1,302,807	1,582,316	585,517	-	-
Gold equivalent ounces produced (1)	77,804	64,311	27,377	-	-
Gold ounces sold	51,748	33,740	15,729	-	-
Silver ounces sold	1,302,807	1,582,316	585,517	-	-
Gold equivalent ounces sold (1)	77,804	64,311	27,377	-	-
Production costs	$26,600,886	$37,644,990	$11,342,697	-	-
Refining costs	$342,797	$463,668	$182,807	-	-
Net (loss) / earnings before other items	$8,543,115	($9,295,937)	($3,630,248)	($18,871,971)	($26,150,386)
Total cash costs (per gold equivalent ounce) (2)	$346	$593	$421	-	-
Total cash costs (per gold ounce) (2)	$214	$511	$279	-	-

(1)	Gold equivalent ounces are calculated based on actual sales.
(2)	See the Non-GAAP Measures section on page 16.

Operational Review - Ocampo

2007 Ocampo Overview

The Ocampo mine declared commercial production in early 2007 and faced operational challenges typical to start up operations that impacted performance particularly in the first three quarters. During the latter part of the fourth quarter a number of production and cost initiatives were implemented and incremental improvements in most areas of the mine were achieved. To communicate these changes the Company began issuing monthly press releases reporting key performance indicators as well as financial results beginning on December 17, 2008 and subsequently on January 21, 2008, February 19, 2008 and March 11, 2008.

The following table summarises some of the key production and cost initiatives being managed:

Area for Improvement	Measures Taken in Q4 2007	Measures to be Taken in 2008
Equipment Availability (Fixed & Mobile)	Additional Mobile Equipment for Underground & Open Pit Improved Preventative Maintenance Practices Implemented

  Delivery of Additional Underground Equipment in March & April

  Training provided to Operators by equipment supplier to strengthen operation and maintenance practices

  Appointment of seasoned Fixed & Mobile

  Maintenance Managers

  Sufficient Spares Inventory to ensure minimal downtime

Insufficient Underground Development	Continued focus on increasing development Supplement mill feed with high grade Open Pit ore while underground development is accelerated	New underground equipment in March & April to allow accelerated development Target of 50 development metres per day Ramp up of underground production by the end of 2008

7

Management’s Discussion & Analysis

Area for Improvement	Measures Taken in Q4 2007	Measures to be Taken in 2008
Underground Mining Method Selection	Improved overall mining methods and process implemented in late Q4 Re-introduction of longhole mining in late Q4 enhanced productivity and decreased dilution

  Continued development of longhole mining stopes to maximize productivity and minimize dilution

  Training on longhole mining methods & utilization of proper equipment

  Established Quality Assurance / Quality Control team dedicated to dilution management

Processing Facility Availability	Improved preventative maintenance practices Implementation of enhanced practices & processes	Appointment of seasoned processing manager Proper Inventory of spares Appointment of seasoned Maintenance manager
Cost Management Issues	Implementation of cost management reporting systems and controls Enhanced mining methods to increase operational efficiencies Strengthening of procurement practices Optimization of workforce

  Ongoing improvements to reporting systems and cost control measures

  Continued implementation of optimal mining methods

  Optimization of consumable and reagents usage

  Continued focus on optimizing workforce

Labour Relations – Compensation Challenges	Compensation Analysis Study initiated in Q4 to Address Inequities Among workforce Production Bonus Schedule developed for 2008 Implementation

  Compensation inequities resolved

  Production Bonus Schedule Implemented

  Communications with workforce enhanced

  More experienced mine management team appointed

  Proactive labour relations program implemented

  Continual improvement to safety and mine services

Liquidity Constraints	New $60 million revolving line of credit established in late Q3 (with restrictions) Cost Containment initiatives and improved reporting systems implemented

  Restrictions on line of credit removed

  Improved productivity in late 2007 and early 2008 provided positive cash flow from operations

  Significantly enhanced cost controls and management reporting systems

Ocampo Underground Mine

	Total	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Tonnes of ore mined	412,493	81,210	79,750	154,243	97,290
Average grade of gold (1)	3.48	3.09	3.21	3.61	3.91
Average grade of silver (1)	193.2	171.9	163.1	209.2	218.4
Average grade of gold equivalent (1)	7.22	6.20	6.24	7.73	8.36
Metres developed	12,766	2,989	3,331	3,467	2,979

(1) Grams per tonne.

Productivity at the Ocampo underground mine began to decrease in mid-2007 as a result of the lack of underground development accessing stoping areas, the shortage of underground equipment, and the move away from longhole mining. The same factors as well as excessive dilution associated with shrinkage and cut & fill mining methods were responsible for the decrease in grades during 2007. To improve productivity and grades, the Company undertook several initiatives, including the re-commencement and retraining of personnel in longhole mining in the past three months. The Company expects the changes to impact productivity and decrease dilution. The planned accelerated development program for 2008 is expected to allow for more flexibility in sequencing mining areas. A new production bonus schedule for the underground was introduced in February 2008 that has already been well received and is anticipated to favourably improve employee productivity. High grade Ocampo Open Pit ore will continue to be re-directed to the Ocampo Mill to take advantage of the better economics and recoveries through the Mill Circuit, and will thereby improve recovered metal content. The Company is providing additional training to its operators, supported by the recent implementation of a Quality Assurance / Quality Control program. While most of these initiatives arrived too late to affect results for 2007, the Company has seen improvements in grades from underground production to 6.30 grams per tonne gold equivalent in January 2008, and 7.50 grams per tonne gold equivalent in February 2008.

8

Management’s Discussion & Analysis

Additionally, the Company is currently developing the Santa Eduviges decline located under the Plaza de Gallos portion of the Ocampo Open Pit mine that has the potential for a second underground mine and an additional source of high grade ore feed to the mill.

Ocampo Open Pit Mine

	Total	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Total tonnes mined	24,651,769	6,682,603	6,245,055	6,189,740	5,534,371
Tonnes of ore mined	4,082,339	654,605	534,064	1,222,529	1,671,141
Waste to ore ratio (1)	5.04 : 1(1)	9.21 : 1(1)	10.69:1(1)	4.06:1(1)	2.31:1(1)
Average grade of gold (2)	0.60	0.75	0.81	0.60	0.50
Average grade of silver (2)	21.03	33.54	31.42	19.11	13.36
Average grade of gold equivalent (2)	1.01	0.77	0.94	1.39	1.36
(1)	Marginal low grade ore inventoried in previous quarters is now classified as waste, causing an increase in the waste to ore ratio.
(2)	Grams per tonne.

The high waste to ore ratio (“strip ratio”) in Q3 and Q4 compared to previous quarters was a result of accelerated stripping required to ensure adequate access to ore throughout 2008. In December 2007 and into Q1 2008 two open pit excavators were unavailable due to a scheduled major maintenance program. In mid-February 2008 the first of the two excavators was re-commissioned with an immediate impact on productivity. The second excavator has been re-commissioned in mid-March and we expect productivity to further increase and normal operations to resume at the Open Pit. We are still targeting above 80,000 tonnes per day and we are confident in attaining this target in the first half of 2008.

The Company completed stripping activities in the Plaza de Gallos and Refugio pits in 2007 that allowed the Company to join the two pits, leading to more efficient mining activities. The Company is currently directing its attention to pre-stripping activities at the Picacho and Conico pits and expects to be extracting ore from the high grade Picacho Pit by mid-2008.

9

Management’s Discussion & Analysis

Ocampo Mill Circuit

	Total	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Tonnes from the underground	353,951	86,047	113,634	79,750	74,520
Tonnes from the open pit	149,951	56,201	71,262	20,035	2,453
Total tonnes of ore processed	466,127	134,032	112,262	103,169	116,664
Average grade of gold processed (1)	2.93	2.57	2.73	3.09	3.45
Average grade of silver processed (1)	163.05	137.29	144.68	182.00	193.41
Gold equivalent grade processed (1)	6.06	5.04	5.41	6.66	7.40
Gold ounces produced	43,591	10,301	9,687	10,299	13,304
Silver ounces produced	2,153,849	475,111	461,630	547,272	669,836
Gold ounces sold	43,391	10,935	8,763	10,411	13,282
Silver ounces sold	2,150,386	504,233	425,824	549,081	671,248
Gold equivalent ounces sold	84,950	20,078	16,678	21,213	26,981
(1) Grams per tonne.

Total tonnes processed during the fourth quarter were 134,032, for an average of 1,457 tonnes per day which was 3% below the current name plate capacity of 1,500 tonnes per day but was the highest level achieved in 2007. In early 2008, Mill capacity has consistently averaged above capacity levels and the Company anticipates expanding the capacity of the Mill to approximately 2,600 tonnes per day in the second half of 2008 with further studies being conducted for further expansions.

In 2007, 33% of the mill feed was sourced from the open pit. Based on more recent geological interpretation within the open pit, it is expected further tonnages of high grade ore will become available to send directly to the mill which will provide much higher levels of metallurgical recovery than that achieved on the heap leach pad. The Santa Eduviges advanced exploration project is anticipated to be a third source of ore to the Mill.

Mill downtime experienced throughout 2007 was the result of mechanical issues and lack of a reliable power source. The Company has now implemented a preventative maintenance program. In late January 2008, the Company was connected to an additional 5 megawatts of grid power that has reduced the reliance on the diesel powered generators and is also expected to decrease costs. In early 2009, we anticipate having access to 20 megawatts of grid power that will eliminate reliance on the diesel generators and therefore provide a far more reliable source of power and potential cost reductions of up to $24 per ounce. Mill availability improved to 80% in February 2008 and is expected to continue to improve throughout 2008. During February, tonnes per day improved and the mill was operating near design capacity at 1,435 tonnes per day. Grades improved to 7.16 grams per tonne gold equivalent from 6.34 grams per tonne in January as a result of higher grade ore from both the underground and open pit being delivered to the mill.

During December stockpiles of 12,500 tonnes ahead of the mill were established to minimize the possibility of production interruption due to possible feed variability from the underground or the open pit. The focus going forward will remain on maintaining stockpiles ahead of both processing facilities to ensure ongoing production during any period of downtime. As of February 2008 10,505 tonnes grading 6.23 grams per tonne gold equivalent were stockpiled ahead of the Mill circuit.

10

Management’s Discussion & Analysis

Ocampo Crushing & Heap Leach Circuit

	Total	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Open pit ore placed on the heap leach pad	2,563,660	616,121	573,903	704,614	669,022
Underground mine tonnes placed on heap leach pad	95,019	1,411	8,168	45,966	39,474
Total tonnes of ore processed	2,658,679	617,532	582,071	750,580	708,496
Average grade of gold processed (1)	0.62	0.63	0.60	0.57	0.69
Average grade of silver processed (1)	25.52	26.50	24.42	24.45	26.82
Gold equivalent grade processed (1)	1.57	1.43	1.51	1.28	1.24
Gold ounces produced	44,056	9,252	8,233	12,673	13,898
Silver ounces produced	1,299,538	270,949	276,955	378,163	373,471
Gold ounces sold	43,966	9,712	7,817	11,906	14,531
Silver ounces sold	1,295,281	285,344	266,337	353,443	390,157
Gold equivalent ounces sold	69,014	14,885	12,777	18,859	22,493
(1) Grams per tonne.

Fourth quarter tonnes placed on the heap leach pad of 617,532 averaged 6,861 tonnes per day, an increase over Q3 levels. Ore feed to the heap leach pad continued to improve in early 2008 and tonnes per day to the heap leach pad increased by over 25% in both January and February over Q4 in spite of increased tonnes being re-directed to the Mill.

Construction on expanding the heap leach pad from 5 million to 12 million tonnes is currently underway with completion planned before the onset of the rainy season in late June or early July 2008. During a portion of this construction we were unable to put approximately 120,000 tonnes of ore under leach in January and early February 2008. However construction has since advanced to where all areas are now currently under leach and recoveries will begin to improve in the coming months.

In January 2008, the Company started to haul from the old tailings that are out of reserves, averaging 1.68 grams per tonne gold equivalent to the heap leach pad. The Company believes that taking these high grade tails will significantly reduce costs for the heap leach over the next few months and expect that we will have stacking completed before the start of the wet season.

As at December 31, 2007, the Company had stacked 5.097 million tonnes on the pad at a grade of 0.78 grams per tonne gold and 32.30 grams per tonne silver or approximately 1.40 gold equivalent grams per tonne.

As of the end of February 2008, the Company has 106,498 tonnes of low grade ore grading 0.76 grams per tonne gold equivalent stockpiled ahead of the heap leach that will allow uninterrupted production to continue during unfavourable weather conditions and periods of equipment downtime.

Ocampo Cash Costs

Increased cash costs per ounce were directly attributable to lower production rates achieved during the year. Fixed and mobile equipment issues as well as lack of equipment negatively impacted availability and production in all areas of the mine. However during the fourth quarter, productivity improvements combined with the continued strengthening of key performance indicators such as daily mill tonnage, recovery, equipment availability and strong open pit production all contributed to the improved results. The Company has seen an improvement in cash costs into 2008 and these initiatives are expected to continue delivering further improvements in the coming quarters.

Ocampo Exploration

Approximately 16% of the total 2007 production was mined out of reserve (20% of the underground ore), which illustrates the potential to add to reserves and perhaps increase the production profile in the future.

11

Management’s Discussion & Analysis

The primary focus of the 2008 exploration strategy is a three stage design:

1.

A development and drilling program at the advanced exploration Santa Eduviges underground target, which is located beneath the open pits and has the potential to become a third long term source of mill feed.

2.	A significant increase to 14,000 metres in exploration development in the Ocampo underground mine aimed at expanding the original 7 veins to the targeted 21 veins.

3.

Greenfield follow up exploration on the 10,000 hectare land position targeting several known anomalies including the Cerro Colorado vein lying parallel to and between the Ocampo vein structures and the Pinos Altos deposit.

Operational Review – El Cubo

As with Ocampo, in 2008 the Company is implementing a number of production and cost initiatives at the El Cubo mine.

Areas for Improvement	Measures to be Taken in 2008
High Labour Costs	Optimization of workforce to reduce total site manning of both employees and contractors
Advancing key capital projects by early 2008 to drive production throughput and plant availability
Processing Facilities	Integration of the El Cubo mine workings with the Las Torres shaft and Mill infrastructure
All underground ore will be hauled via train at the 600 level to the Las Torres shaft and plant
Equipment Availability	Additional Mobile Equipment for the Underground
Improved Preventative Maintenance Practices implemented
Lack of Underground	Focus on extending existing underground exploration development into areas of known structures
Development	which have been neglected historically due to a lack of capital and priority
Underground Mining Method	Improved overall mining methods
Selection	Established Quality Assurance / Quality Control team dedicated to dilution management

Underground and Milling Operations

	Total 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Tonnes of ore mined and processed	689,753	160,278	200,530	206,166	122,779
Average grade of gold processed (1)	1.77	1.74	1.54	1.61	2.44
Average grade of silver (1)	83.29	88.18	69.94	73.02	115.96
Gold equivalent grade processed (1)	3.38	3.33	2.85	3.07	4.82
Gold ounces produced	33,740	8,017	8,524	9,274	7,925
Silver ounces produced	1,582,316	394,738	376,648	432,271	378,659
Gold ounces sold	33,740	8,017	8,524	9,274	7,925
Silver ounces sold	1,582,316	394,738	376,648	432,271	378,659
Gold equivalent ounces sold	64,308	15,112	15,409	18,135	15,652
(1) Grams per tonne

During the latter part of 2007 the Company began to rationalize the four existing mill facilities. Currently, two of the four mills have been put on care & maintenance with the third mill expected to be placed on care & maintenance in Q2 2008 after which, all ore will be routed to the 2,200 tonne per day Las Torres mill. In early 2008, all administration functions were consolidated at the Las Torres facility.

In early 2008, the Company reported improved productivity and financial results at El Cubo where monthly average production increased over 2007 with a corresponding decrease in costs, primarily as a result of the consolidation of the processing facilities. Further cost reductions are expected to be realized with the closure of our third mill, the commissioning the 600 metre haulage level and as we continue with labour rationalization initiatives in the latter part of 2008. Currently we are already hauling at a reduced level along the 600 metre haulage level with the ramp up to full capacity expected in latter part of 2008.

12

Management’s Discussion & Analysis

El Cubo Exploration

During 2006 and 2007, 40% of the gold and silver production was mined outside of reserves, which illustrates the potential to add to reserves and perhaps increase the production profile in the future.

As with Ocampo there is exploration opportunity at El Cubo with little of the land position being explored to date(the Company is currently only utilizing 700 hectares of El Cubo’s 8,500 hectares of total concessions).

During 2008 we have allocated $2 million to our exploration program and have identified drill priorities at Villalpando, La Loca / Dolores and San Nicolas with secondary targets at San Francisco Poniente, Imaculada, Vein 178, Soledad, Milenio, La Luz, Villalpando del Alto and Tuberos. In addition we have significantly increased the amount of development exploration for 2008.

Guadalupe y Calvo Exploration Project

During 2007 the Company initiated a 15-hole (2,400 metre) exploration drilling program on this highly prospective project. Upon the completion of this drilling program, expected to be in Q2 2008, the Company will complete a scoping study in order to determine the next steps in this advanced exploration property. The recent drilling program was designed to target the high grade core to further test the continuity of the high grade mineralisation along the Rosario and Nankin veins. Prior to being acquired by Gammon, Mexgold had completed 37 holes, comprising approximately 10,000 metres of drilling. As the structure remains open along strike and at depth, the objective of the current exploration program is focused on expanding the property’s resources and better definition of the vein structures.

Our drilling program in the first half of 2008 is designed to allow Gammon to subsequently update the resource estimate, conduct metallurgical test work and to complete a scoping study for a potential open pit and underground operation. Pending the positive results from the drilling program, the Company anticipates aggressively advancing the exploration program at this property starting in the second half of 2008. Further, as our exploration program is only focusing on 1 kilometre of the 3 kilometres of identified potential, there remains exploration upside yet to be delineated.

Expenses

	Year ended	Year ended	5 months ended
	December 31, 2007	December 31, 2006	December 31, 2005
General and administrative	$24,156,361	$28,247,412	$10,683,891
Amortization and depletion	$43,392,399	$18,756,816	$180,188

General and administrative costs decreased by $4.1 million from 2006 due to $15.8 million of stock-based compensation expense being incurred in 2006 compared to $4.0 million in 2007, offset by an increase in wages and severance expenses of $7.4 million. The Company is managing other cost reduction initiatives that are expected to favourably impact general and administrative costs.

Amortization and depletion, which relates to mining activities, increased by $24.6 million to $43.4 million for the year, compared to $18.8 million for the year ended December 31, 2006. The increase is primarily attributable to a full twelve months of amortization and depletion expenses associated with Mexgold assets (including fair value purchase price allocations) being included in the Company’s consolidated results following the full acquisition of Mexgold in August 2006; and increased production activities and assets being commissioned at Ocampo during 2007 resulting in higher amortization and depletion expenses.

13

Management’s Discussion & Analysis

Other Income / (Expense)

	Year ended	Year ended	5 months ended
	December 31, 2007	December 31, 2006	December 31, 2005
Interest on long-term debt	($3,896,791)	($5,272,904)	($205,674)
Foreign exchange (loss)/gain	($8,933,060)	($1,497,350)	$569,580
Gain/(loss) on equity investment	$Nil	$503,711	$177,855
Interest and other income	$772,218	$785,203	$170,582

Interest on long-term debt decreased by $1.4 million to $3.9 million in 2007 from $5.3 million in 2006. The Company used a significant portion of the proceeds of the $200 million CAD equity offering to repay the $120 million US credit facility with Scotia Capital and Société Générale in late April 2007. At the end of the year, the Company had utilized $30.48 million of its $60 million operating facility.

Non-cash foreign exchange loss increased by $7.5 million from $1.5 million to $8.9 million in 2007 as a result of the translation of the Company’s operations in Canadian dollars and Mexican pesos to US dollars. The Company will continue to experience non-cash foreign currency gains or losses as a result of fluctuations between the US and Canadian dollars and the Mexican peso.

Gains and losses on equity investments was $Nil during 2007 as the investment in Mexgold Resources Inc. was eliminated on August 8, 2006 upon the acquisition of all the issued and outstanding common shares, options and warrants of Mexgold in exchange for common shares, options and warrants of the Company. The Company earned interest on short-term investments and other income of $0.8 million during 2007, compared to $0.8 million in 2006.

Income taxes (recovery)

During the year ended December 31, 2007, the Company’s future income tax expense of $27.6 million was significantly higher than the $1.4 million recovery in 2006, reflecting the significant adjustment recorded in Q3 to reflect the impact of the recently enacted Mexican Single Rate Tax (substantively enacted on September 28, 2007). With the implementation of this Single Rate Tax on January 1, 2008, the Company’s Mexican subsidiaries will pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company will pay the single rate tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. The Company would have recorded a recovery of $15.5 million if this new tax had not been enacted which resulted in an overall impact of $43.1 million to the Company.

The Company has significant income tax loss carry-forwards primarily relating to the accelerated deduction of mining properties costs permitted for income tax purposes. Prior to the implementation of the single rate tax, the full benefit of these loss carry-forwards was reflected as a future income tax asset based on the current Mexican income tax rate of 28%. The future income tax expense recorded in 2007 reflects the value of these loss carry-forwards that the Company projects will not be utilized as intended in future years due to the existence of the new single rate tax. While the 2007 net loss was increased significantly by this future income tax adjustment, the expense is a non-cash item and there was no impact on cash from operating activities.

The Company has sufficient income tax loss carry-forwards in Mexico and Canada which lower the effective current tax rate to zero except for the imposition of the new single rate tax effective January 1, 2008. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized.

14

Management’s Discussion & Analysis

Non-GAAP Measure – Total Cash Cost per Ounce Calculation

Total (consolidated) cash costs is a non-GAAP financial measure. Management uses this measure internally to better assess performance trends for the Company as a whole. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use such non-GAAP information to evaluate the Company’s performance and ability to generate cash flow. The Company believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Total (consolidated) cash costs is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory by applicable ounces sold. The following table provides a summary of total cash costs per ounce reconciled to the financial statements:

	Year ended	Year ended
	December 31, 2007	December 31, 2006
Production cost per financial statements	$140,302,718	$37,943,583
Refining cost per financial statements	$1,509,927	$525,604
Total cash costs	$141,812,645	$38,469,187
Divided by gold equivalent ounces sold (1)	218,200	105,243
Total cash cost per gold equivalent ounce	$650	$366
Total cash costs (per above)	$141,812,645	$38,469,187
Less: Silver revenue (see below)	($67,475,532)	($22,999,786)
	$74,337,113	$15,469,401
Divided by gold ounces sold	121,107	67,477
Total cash cost per gold ounce (2)	$614	$229
Silver price	$13.42	$12.18
Multiplied by silver ounces	5,027,983	1,888,324
Silver revenue	$67,475,532	$22,999,786
(1)	Gold equivalent ounces are calculated based on actual sales.
(2)	The calculation of total cash cost per gold ounce excludes the by-product silver sales revenue.

Liquidity and Capital Resources

On April 24, 2007, the Company completed a public offering of 10,000,000 common shares at $17.81 (C$20.00) per common share in Canada and the United States for gross proceeds of $178.1 million (C$200 million). The Company used part of the offering proceeds to repay its $120 million debt facility. The Company believes this strengthens the balance sheet, and allows the Company to immediately capitalize on investment and expansion opportunities to enhance its resources and reserves.

The balance of cash and cash equivalents as at December 31, 2007 was $3.7 million (December 31, 2006 - $4.1 million). In the fourth quarter the Company finalized a $60 million revolving credit facility with the Bank of Nova Scotia and Bank of Montreal, expiring on December 31, 2008. The Company will, subject to certain conditions, have an initial availment of $47.5 million increasing to $60 million upon the completion of an updated resources and reserves study, life of mine plan and 2008 budget, all of which are expected to be finalized in the first quarter of 2008. This facility replaces the previous $20 million revolving facility.

15

Management’s Discussion & Analysis

Details of the Company’s operating, financing and investing activities and long-term debt agreement are provided below. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, the Company’s exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing.

Cash used in operations increased by $14.2 million to $34.2 million from $20.0 million in 2006 as a result of a reduction in the non-cash working capital year over year of $5.9 million, offset by an increased cash operating loss of $20.1 million.

Investing activities for the year ended December 31, 2007 used cash of $73.5 million as a result of expenditures on mining interests and property, plant and equipment, which compared to $87.8 million in 2006 when the Ocampo mine was still under construction. Investing activities for the year ended December 31, 2007 include a full twelve months of investing activities at El Cubo whereas the prior year only included investing expenditures from August 2006 following the full acquisition of Mexgold. In addition, investing activities for the year ended December 31, 2006 are offset by cash provided by the acquisition of Mexgold of $13.6 million. The Company has committed to purchase $2.8 million in equipment that will be financed by either operating cash flow and/or the Company’s existing credit facility. This equipment is expected to be delivered in the first half of 2008. In addition, the Company has budgeted capital expenditures for 2008 of $52.5 million.

Financing activities for the year ended December 31, 2007 contributed cash of $107.3 million and reflects net proceeds of $170.0 million from the equity issuance, $33.4 million in proceeds received related to the exercising of stock options, proceeds of $37.0 million from long term debt less $133.1 million in repayments of long term debt and capital lease obligations, which compares to financing activities in the year ended December 31, 2006 which were also a source of cash of $106.1 million reflecting $14.1 million in proceeds received related to the exercising of stock options, proceeds of $94.8 million from long term debt and related party advances, less $2.8 million in repayments of long term debt, and capital lease obligations. As at December 31, 2007, the Company had options in-the-money that would inject $54.7 million CAD into the Company if exercised.

Gammon will always attempt to target the best sources of funding to supplement operating cash flows for financing the Company’s rapid development while also optimizing the Company’s capital structure through employing the appropriate mix of capital. The operational turnaround that is underway at Ocampo combined with the solid contributions from El Cubo is expected to continue strengthening the Company’s Balance Sheet and liquidity position. In today’s metal price environment, Gammon rates its financial foundation strongly and anticipates that funding from existing cash reserves, operational cash flows and in-place credit facilities will be more than sufficient to fund the Company’s anticipated working capital requirements and growth plans in 2008.

Contractual Obligations

A summary of the Company’s contractual obligations is summarized as follows:

	Total	Less than one year	1 – 3 years
Long-term debt	$30,800,988	$30,648,569	$152,419
Interest on long-term debt	$2,156,000	$2,156,000	$Nil
Capital leases	$3,605,265	$2,424,070	$1,181,195
Future purchase commitments	$2,797,325	$2,797,325	$Nil
Total	$39,359,579	$38,025,964	$1,333,615

The Company does not have any contractual obligations which extend beyond 3 years.

16

Management’s Discussion & Analysis

Outstanding Share Data

The Company’s share capital was comprised of the following as at December 31, 2007:

	Year ended	Year ended
	December 31, 2007	December 31, 2006
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-
voting, Class "A" preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-
voting, Class "B" preferred shares, redeemable at paid-in value
Issued:
Common shares	117,432,363	102,146,108

At March 31, 2008, the Company had common shares outstanding of 118,326,068.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

	Year ended	Year ended	5 months ended
	December 31, 2007	December 31, 2006	December 31, 2005
Management fees	$Nil	$Nil	$127,664
Mining interests – labour (1)	$2,437,344	$3,717,149	$4,092,041
Production costs – labour (1)	$31,147,564	$19,509,027	$Nil
Production costs – mine consumables (2)	$2,032,928	$3,040,831	$Nil
Capital assets (3)	$24,838	$916,127	$Nil

(1)

The Company pays a third party company related to Mr. Fred George, a director of the Company, for the provision of workers in the Mexican operations at cost plus 13%. Gammon is committed to a fair and transparent procurement process for all goods and services and accordingly, in late 2007, a competitive bid process was conducted. Four organizations submitted bids after which the same related party was selected as the most competitively priced and best resourced organization to provide the requested services. On December 1, 2007, a new two year contract was signed at cost plus 10%.

(2)	The Company pays a third party company related to Mr. Canek Rangel, a director of the Company, for the provision of mine consumables. The Company believes these costs are at fair market value.
(3)

The Company pays a third party company related to Mr. Canek Rangel, a director of the Company, for the provision and construction of production and support facilities. The Company believes these costs are at fair market value.

The amounts owing to related parties are recorded as a payable on the balance sheet.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

17

Management’s Discussion & Analysis

Directors and officers of the Company are entitled to hold management incentive stock options. The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, as well as to provide an additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

Risks and Uncertainties

The operations of Gammon are high-risk due to the nature of mining, exploration, and development activities, all of which are conducted in Mexico. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries, which include but are not limited to, invalidation of governmental orders or permits, corruption, uncertain political and economic environments, terrorist actions, arbitrary changes in laws or policies, the opposition of mining from environmental or other non-governmental organizations and limitations of foreign ownership or the export of gold. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, any or all of which could have a material and adverse effect on the Company’s profitability or the viability of its operations.

The Company’s mineral development and mining activities, and profitability are subject to significant risks due to numerous factors outside its control including, but not limited to, the following risks:

Nature of Mineral Exploration and Mining

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Corporation’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

18

Management’s Discussion & Analysis

 Reserve Estimates

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

Foreign Operations

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Corporation believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Corporation’s projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Environmental Laws and Regulations

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

19

Management’s Discussion & Analysis

Property Rights, Permits and Licensing

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Corporation.

Uncertainty of Title

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Commodity Price Risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

The Company presently does not employ any hedging instruments to manage its commodity price risk.

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2007 we had $30.48 million of variable rate debt which carries an interest rate of LIBOR plus 1.75% for US dollar advances, and prime rate plus 0.75% for Canadian dollar advances. We have not entered into any agreements to hedge against unfavourable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.

Foreign Currency Exchange Rate Risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican Pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

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Management’s Discussion & Analysis

Credit Risk

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

Changes in Accounting Policies

The CICA issued the following sections that were adopted by the Company on January 1, 2007: Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861,

Financial Instruments – Disclosure and Presentation, and Section 3251, Equity. In accordance with the transitional provisions, these standards have been applied retrospectively without restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income.

(i) Section 3855, Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities. All financial instruments, including derivatives, are initially measured on the balance sheet at fair value. Subsequent measurement depends on the classification as follows: held-for-trading – measured at fair value with changes in fair value recognized in net earnings; held-to-maturity, loans and receivables, and other financial liabilities – recorded at amortized cost with gains and losses recognized in net earnings in the period that the asset is derecognized or impaired; and available-for-sale –measured at fair value with changes in fair value recorded in other comprehensive income, until the instrument is derecognized or impaired, when the amounts are then recorded in net earnings.

In accordance with these new standards, the Company has classified its financial instruments as follows:

Asset / Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Restricted cash	Held-for-trading	Fair value
Receivables	Loans and receivables	Amortized cost
Payables and accruals	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest method.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in fair value are recorded in earnings unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply the accounting treatment for all embedded derivatives in host contracts entered into on or after December 1, 2002. The impact of the change in accounting policy related to financial instruments was not material.

(ii) Section 3865, Hedges

Section 3865, Hedges replaced Accounting Guideline 13, Hedging Relationships. The requirements for the identification, designation, documentation and assessment of effectiveness of hedging relationships remain substantially unchanged from AcG-13. However, Section 3865 addresses the accounting treatment of qualifying hedging relationships and the necessary disclosures, and also requires all derivatives in hedging relationships to be recorded at fair value. The adoption of this standard had no impact on the Company, as there are no hedging relationships in place.

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Management’s Discussion & Analysis

(iii) Section 1530, Comprehensive Income

Section 1530, Comprehensive Income introduces a statement of comprehensive income, which is comprised of net earnings and other comprehensive income. Other comprehensive income represents the change in shareholders’ equity from transactions and other events from non-owner sources, and includes unrealized gains and losses on financial assets that are classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has included the cumulative changes in other comprehensive income in accumulated other comprehensive income, which is presented as a new category of shareholders’ equity on the consolidated balance sheet.

(iv) Section 3861, Financial Instruments – Disclosure and Presentation

Section 3861, Financial Instruments – Disclosure and Presentation replaces Section 3860 of the same title, and establishes the standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

(v) Section 3251, Equity

Section 3251, Equity, replaces Section 3250, Surplus, and describes the standards for the presentation of equity and changes in equity during the period, with reference to the new comprehensive income standard.

Recent Canadian Accounting Pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i) Section 3031, Inventories

In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued new Section 3031, Inventories, which replaces Section 3030 of the same title. This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. This standard is effective for fiscal years beginning on or after January 1, 2008 and will be implemented by the Company in the first quarter of 2008. The Company is currently assessing the implications of this new standard.

(ii) Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company will be required to comply with Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections will replace existing Section 3861, Financial Instruments –Disclosure and Presentation. The presentation standards are carried forward unchanged. The disclosure standards are enhanced and expanded to complement the changes required by Section 3855, Financial Instruments – Recognition and Measurement.

(iii) Section 1535, Capital Disclosures

Effective January 1, 2008, the Company will be required to comply with Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new requirements are related to disclosure only and will not impact the financial results of the Company.

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Management’s Discussion & Analysis

(iv) Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This section is applicable to the Company commencing January 1, 2009.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. Management continually evaluates the estimates and assumptions it uses. Actual results could differ from these estimates.

(i) Mineral reserves used to measure depletion and amortization

We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of reserves is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual production could differ from expected based on reserves, and an adverse change in gold prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserve estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices.

(ii) Goodwill and long lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level. This is done, at a minimum, annually. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

(iii) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

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Management’s Discussion & Analysis

For fiscal 2007, the discount rate used for calculation of pension and other benefit plan expense was 4.00% (fiscal 2006 –4.00%), and the rate of compensation was 1.50% (2006 – 1.50%). Changes to more than one assumption simultaneously may amplify or reduce impact on the accrued benefit obligations or benefit plan expenses.

(iv) Future income taxes and valuation allowances

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in our financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, we evaluate the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(v) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations, laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties could result in us suffering significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 20 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

Financial Instruments

The Company can manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. Gammon’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties. As at December 31, 2007, Gammon had not entered into any derivative contracts for the purpose of hedging exposure to commodity prices, interest rates and foreign exchange rates.

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Management’s Discussion & Analysis

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation or reports that it files or submits under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2007 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2007.

(b) Management’s Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. The Company’s internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP) and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2007, management assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As of December 31, 2007, management concluded that a previously reported material weakness no longer exists in the design of the Company’s internal control over financial reporting in the area of accounting for non-routine and complex transactions. The design weakness was first identified in the fourth quarter of 2006 and was caused primarily by the lack of accounting personnel to appropriately review the accounting for stock option expense and inventory valuation. Based on Gammon’s management assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2007.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by KPMG LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

(c) Change in Internal Control

Management continues to monitor and improve the controls related to non-routine and complex transactions, and implemented the following controls:

  The Company hired two Corporate Controllers and a Mexican Finance & Accounting leader to provide additional review and oversight to the Company’s routine and non-routine accounting transactions;

  The Company has engaged third party experts to provide additional support in the identification and accounting for non-routine transactions; and

  The Company hired additional accounting personnel with strong technical accounting skills to meet the growing needs of the Company’s operations and accounting requirements, with particular emphasis on filling Mexican based support roles.

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Management’s Discussion & Analysis

Other than the remediation steps discussed above, there were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources have been calculated as at December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Calculations for the Ocampo property have been prepared by employees of Gammon Gold Inc. under the supervision of Abdullah Arik, B.Sc., MS, Mintec, inc., and Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited. Calculations for the El Cubo property have been prepared by employees of Gammon Gold Inc. under the supervision of Jose L. Lee, Ph.D., Director of Exploration, Gammon Gold Inc. and Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited. Reserves for the Ocampo and El Cubo properties have been calculated using an assumed gold price of US$580 per ounce and a silver price of US$12.00 per ounce for a gold equivalent ratio of 48.33:1. Resources at the Ocampo and El Cubo properties have been calculated assuming a gold price of US$850 per ounce and a silver price of US$15.44 and have been summarized at a gold equivalent ratio of 48.33:1 (as per reserves). The Guadalupe y Calvo inferred resources assumed a gold price of US$300 per ounce and a silver price of $4.61 per ounce and have been summarized at a gold equivalent ratio of 48.33:1 (as per reserves). The full technical report on Guadalupe y Calvo Project dated November 25, 2002 was prepared by Clancy J. Wendt and Mark G. Stevens, C.P.G., Pincock, Allen & Holt in accordance with NI 43-101. The information on the exploration work done on the property since the date of the Pincock, Allen & Holt report is summarized in the material change report filed by Mexgold on August 16, 2005. Jim McGlasson, C.P.G. and P.Geo, is the qualified person responsible for all technical data reported in that material change report pursuant to NI 43-101. The full text of both reports is available at www.sedar.com. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore. Gammon Gold’s normal data verification procedures have been employed in connection with the calculations.

Cautionary Note to U.S. Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 2: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company’s reporting currency is in United States dollars unless otherwise noted.

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Management’s Discussion & Analysis

Cautionary Statement regarding Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company’s Annual Information Form and 40F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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